[This information was placed on the Ameritrade Holding Corporation web site after announcement of the merger agreement with Datek Online Holdings Corp.]	Ameritrade Holding Corporation Datek Online Holdings Corp. Commission File Number 0-22163

Bain Capital is one of the nation’s leading private investment firms.

•	Founded in 1984

•	Bain Capital’s approach is to develop partnerships with exceptional management teams. Significant management participation through equity-based compensation in stock ownership is a critical ingredient to each company’s success. Bain Capital professionals are also significant personal investors in each portfolio company.

•	Extensive global presence with headquarters in Boston and offices in New York, San Francisco, London and Munich.

•	$12 billion in assets under management

For more information, visit www.baincapital.com

TA Associates is one of the most experienced private equity investment firms in the industry.

•	Founded in 1968

•	TA Associates invests in companies in exciting industries, with the goal of helping management teams build their businesses into great companies.

•	Offices in Menlo Park, Boston and Pittsburgh

•	$5 billion in assets under management

For more information, visit www.ta.com

Silver Lake Partners is one of the leading private equity investment partnerships focused exclusively on technology and related growth industries.

•	Silver Lake partners with strong management teams to invest in growth and transformation. The firm seeks to achieve superior financial returns by investing with the strategic insights of an experienced industry participant, the operating advantages of a world-class manager and the return objective of a disciplined financial investor.

•	Offices are located in Menlo Park and New York

•	$2.3 billion in assets under management

For more information, visit www.slpartners.com

Groupe Arnault

Groupe Arnault is the private investment vehicle for Bernard Arnault, chairman and president of LVMH.

Advent International is one of the world’s largest private equity firms.

•	Founded in 1984

•	Advent’s target sectors include financial services, business services, specialty retail, chemicals, media, pharmaceuticals, software/information technology, telecommunications, health care/life sciences and energy.

•	15 offices in 14 countries including Boston, Palo Alto, London, Europe, Asia and Latin America.

•	$6 billion in assets under management

For more information, visit www.adventinternational.com

SHAREHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-4 CONCERNING THE MERGER OF AMERITRADE HOLDING CORPORATION AND DATEK ONLINE HOLDINGS CORP. TO BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. INVESTORS WILL BE ABLE TO OBTAIN THIS DOCUMENT WHEN FILED FOR FREE FROM THE COMMISSION’S WEB SITE AT WWW.SEC.GOV OR FROM AMERITRADE BY CONTACTING ITS CORPORATE SECRETARY.